Exhibit 99.1
Additional Material U.S. Federal Income Tax Considerations
The following is a summary of additional material federal income tax considerations with respect to the ownership of our stock. This summary supplements and should be read together with the discussion under “Material U.S. Federal Income Tax Considerations” in the prospectus dated November 11, 2017 and filed as part of our Registration Statement on Form S-3 (No. 333-221649).
The Tax Cuts and Jobs Act
Enactment of the Tax Act
On December 22, 2017, the Tax Cuts and Jobs Act was signed into law (the “Tax Act” or the “Act”). The Tax Act made major changes to the Internal Revenue Code, including several provisions of the Internal Revenue Code that may affect the taxation of REITs and their security holders. The most significant of these provisions are described below. The individual and collective impact of these changes on REITs and their security holders remains uncertain in some respects, and their full impact may not become evident for some period. Prospective investors should consult their tax advisors regarding the implications of the Tax Act on their investment.
Revised Individual Tax Rates and Deductions
The Tax Act creates seven income tax brackets for individuals ranging from 10% to 37% that generally apply at higher thresholds than current law. For example, the highest 37% rate applies to joint return filer incomes above $600,000, instead of the highest 39.6% rate that applied to incomes above $470,700 under pre-Tax Act law. The maximum 20% rate that applies to long-term capital gains and qualified dividend income is unchanged, as is the 3.8% Medicare tax on net investment income (see “Material U.S. Federal Income Tax Considerations - Taxation of Taxable U.S. Stockholders” in the applicable prospectus).
The Act also eliminates personal exemptions, but nearly doubles the standard deduction for most individuals (for example, the standard deduction for joint return filers rose from $12,700 in 2017 to $24,000 in 2018). The Act also eliminates many itemized deductions, limits individual deductions for state and local income, property and sales taxes (other than those paid in a trade or business) to $10,000 collectively for joint return filers (with a special provision to prevent 2017 deductions for prepayment of 2018 taxes), and limits the amount of new acquisition indebtedness on principal or second residences for which mortgage interest deductions are available to $750,000. Interest deductions for new home equity debt are eliminated. Charitable deductions are generally preserved. The phaseout of itemized deductions based on income is eliminated.
The Tax Act does not eliminate the individual alternative minimum tax, but it raises the exemption and exemption phaseout threshold for application of the tax.
These individual income tax changes were generally effective beginning in 2018, but without further legislation, they will sunset after 2025.
Pass-Through Business Income Tax Rate Lowered through Deduction
Under the Tax Act, individuals, trusts, and estates generally may deduct 20% of “qualified business income” (generally, domestic trade or business income other than certain investment items) of certain pass-through entities. In addition, “qualified REIT dividends” (i.e., REIT dividends other than capital gain dividends and portions of REIT dividends designated as qualified dividend income, which in each case are already eligible for capital gain tax rates) and certain other income items are eligible for the deduction by the taxpayer. The overall deduction is limited to 20% of the sum of the taxpayer’s taxable income (less net capital gain) and certain cooperative dividends, subject to further limitations based on taxable income. In addition, for taxpayers with income above a certain threshold (e.g., $315,000 for joint return filers), the deduction for each trade or business is generally limited to no more than the greater of (i) 50% of the taxpayer’s proportionate share of total wages from the pass-through entity, or (ii) 25% of the taxpayer’s proportionate share of such total wages plus 2.5% of the unadjusted basis of acquired tangible depreciable property that is used to produce qualified business income and satisfies certain other requirements. The deduction for qualified REIT dividends is not subject to these wage and property basis limits. The deduction equates to a maximum 29.6% tax rate on REIT dividends. As with the other individual income tax changes, the deduction provisions were effective beginning in 2018. Without further legislation, the deduction would sunset after 2025.
Net Operating Loss Modifications

Net operating loss (“NOL”) provisions were modified by the Tax Act. The Act limits the NOL deduction to 80% of taxable income (before the deduction). It also generally eliminates NOL carrybacks for individuals and non-REIT corporations (NOL carrybacks did not apply to REITs under prior law), but allows indefinite NOL carryforwards. The new NOL rules apply to losses arising in the taxable year beginning in 2018.
Maximum Corporate Tax Rate Lowered to 21%; Elimination of Corporate Alternative Minimum Tax
The Tax Act reduced the 35% maximum corporate income tax rate to a maximum 21% corporate rate, and reduced the dividends-received deduction for certain corporate subsidiaries. The Act also permanently eliminated the corporate alternative minimum tax. These provisions were effective beginning in 2018.
Limitations on Interest Deductibility; Real Property Trades or Businesses Can Elect Out Subject to Longer Asset Cost Recovery Periods
The Tax Act limits a taxpayer’s net interest expense deduction to 30% of the sum of adjusted taxable income, business interest, and certain other amounts. Adjusted taxable income does not include items of income or expense not allocable to a trade or business, business interest or expense, the new deduction for qualified business income, NOLs, and for years prior to 2022, deductions for depreciation, amortization, or depletion. For partnerships, the interest deduction limit is applied at the partnership level, subject to certain adjustments to the partners for unused deduction limitation at the partnership level. The Act allows a real property trade or business to elect out of this interest limit so long as it uses a 40-year recovery period for nonresidential real property, a 30-year recovery period for residential rental property, and a 20-year recovery period for related improvements described below. For this purpose, a real property trade or business is any real property development, redevelopment, construction, reconstruction, acquisition, conversion, rental, operating, management, leasing, or brokerage trade or business. We believe this definition encompasses our business and thus will allow us the option of electing out of the limits on interest deductibility should we determine it is prudent to do so. Disallowed interest expense is carried forward indefinitely (subject to special rules for partnerships). The interest deduction limit applied beginning in 2018.
Maintains Cost Recovery Period for Buildings; Reduced Cost Recovery Periods for Tenant Improvements; Increased Expensing for Equipment
For taxpayers that do not use the Act’s real property trade or business exception to the business interest deduction limits, the Act maintains the current 39-year and 27.5-year straight line recovery periods for nonresidential real property and residential rental property, respectively, and provides that tenant improvements for such taxpayers are subject to a general 15-year recovery period. Also, the Act temporarily allows 100% expensing of certain new or used tangible property through 2022, phasing out at 20% for each following year (with an election available for 50% expensing of such property if placed in service during the first taxable year ending after September 27, 2017). The changes apply, generally, to property acquired after September 27, 2017 and placed in service after September 27, 2017.
Like Kind Exchanges Retained for Real Property, but Eliminated for Most Personal Property
The Tax Act continues the deferral of gain from the like kind exchange of real property, but provides that foreign real property is no longer “like kind” to domestic real property. Furthermore, the Act eliminates like kind exchanges for most personal property. These changes were effective generally for exchanges completed after December 31, 2017, with a transition rule allowing such exchanges where one part of the exchange was completed prior to December 31, 2017.
International Provisions: Modified Territorial Tax Regime
The Act moved the United States from a worldwide to a modified territorial tax system, with provisions included to prevent corporate base erosion. Newly-enacted section 965 of the Internal Revenue Code imposes a transition tax on un-taxed foreign earnings of foreign subsidiaries, such as our TRSs, by deeming those earnings to be repatriated for the last taxable year of the foreign corporation beginning before January 1, 2018. Foreign earnings held in the form of cash and cash equivalents are taxed at a 15.5 percent rate, and the remaining earnings are taxed at an 8% rate. Any foreign earnings deemed repatriated by REITs under these provisions will be excluded both the numerator and the denominator for purposes of the REIT 75% and 95% gross income tests. REITs may elect to take such deemed repatriation amounts into income for purposes of calculating taxable income over an eight-year period, 8% over each of the first five years, followed by 15% in the sixth year, 20% in the seventh year, and 25% in the eighth and final year.

The Act generally provides a 100% deduction for the foreign-source portion of dividends received from a specified 10% owned corporation, subject to a one-year holding period. However, REITs are not eligible for such deduction. The Act also imposes current tax on the global intangible low-taxed income (“GILTI”) of a controlled foreign corporation of a U.S. shareholder. A 50% deduction is available with respect to GILTI of domestic corporate U.S. shareholders, but not with respect to REITs. We do not expect that our TRSs will earn a material amount of GILTI. The Act also imposes current tax on foreign-derived intangible income (“FDII”), with an available 37.5% deduction for non-REIT domestic corporate U.S. shareholders. We do not expect that our TRSs will earn a material amount of FDII. Finally, the Act imposes a base erosion and anti-abuse tax which does not apply to REITs.
Other Provisions
The Tax Act makes other significant changes to the Code. These changes include provisions limiting the ability to offset dividend and interest income with partnership or S corporation net active business losses. These provisions were effective beginning in 2018, but without further legislation, will sunset after 2025.